FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16

                   under the Securities Exchange Act of 1934

                          For the month of May, 2004

                        Commission file number: 1-14872

                                 SAPPI LIMITED

                (Translation of registrant's name into English)

                              48 Ameshoff Street
                                 Braamfontein
                               Johannesburg 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                     X                      Form 40-F
                                -------


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                          No                        X
                                                          -------

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                          INCORPORATION BY REFERENCE

Sappi Limited's report for the second quarter ended March 2004, furnished by the Registrant under this Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant's Registration Statement on Form S-8 (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001.


                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                     SAPPI

                            The word for fine paper

                               FORM S-8 VERSION

             conformed results for the quarter and half-year ended
                                  March 2004



                              [GRAPHIC OMITTED]








                                                         second quarter 2004

                         Sappi is the world's leading
                        producer of coated fine paper


    Sales by product group*

[pie chart omitted]     -----Coated fine paper    64%         [GRAPHIC OMITTED]
                        -----Uncoated fine paper   5%
                        -----Coated specialities   9%
                        -----Pulp                 12%         [GRAPHIC OMITTED]
                        -----Commodity paper       9%
                        -----Other                 1%
                                                              [GRAPHIC OMITTED]

    Sales: where the product is manufactured*


 [pie chart omitted]    -----North America        28%         [GRAPHIC OMITTED]
                        -----Europe               47%
                        -----Southern Africa      25%
                                                              [GRAPHIC OMITTED]

    Sales: where the product is sold*

[pie chart omitted]     -----North America        30%         [GRAPHIC OMITTED]
                        -----Europe               43%
                        -----Asia and other       13%
                        -----Southern Africa      14%         [GRAPHIC OMITTED]

Geographic ownership**

[pie chart omitted]     -----Europe and ROW+      14%
                        -----Southern Africa      48%         [GRAPHIC OMITTED]
                        -----North America        38%

*     for the half-year ended March 2004
**    as at 31 March 2004
+     Rest of the world

o    EPS 10 US cents
o    Coated paper prices low; increases announced in Europe and North America
o    Strong demand in Europe
o    US shipments increasing
o    Forest Products performance strong despite continued Rand strength

-------------------------------------------------------------------------------


SUMMARY

                                                                                 Half        Half
                                               Quarter   Quarter     Quarter     year        year
                                                 ended     ended       ended     ended       ended
                                                 March       Dec     March**     March    March**
                                                  2004      2003        2003      2004       2003
--------------------------------------------- --------- --------- ----------- --------- ----------
Sales  (US$ million)                             1,185     1,120       1,095     2,305      2,114
Operating profit (US$ million)                      56         -         108        56        203
Operating profit to sales (%)                      4.7         -         9.9       2.4        9.6
EBITDA (US$ million)*                              173       114         194       287        383
EPS (US cents)                                      10       (9)          25         1         47
Headline EPS (US cents)                             10       (9)          25         1         47
--------------------------------------------- --------- --------- ----------- --------- ----------

* Refer to notes 1 and 2 of the Supplemental Information for reconciliations of these numbers and definitions of these terms.
**Restated for South African Generally Accepted Accounting Practice Standard
  AC137


                                                         2004 second quarter  1

-------------------------------------------------------------------------------
COMMENT
-------------------------------------------------------------------------------

The underlying performance for the quarter improved compared to the prior quarter as a result of a better performance from our European fine paper and South African forest products businesses and a reduction in the losses from our North American business.

In North America, commercial printers are starting to show clear signs of a turnaround in demand for paper, reflecting improvements in the US economy. This pick-up in consumption was only evident towards the end of the quarter and did not have a major impact on demand statistics. Shipments of coated fine paper from US producers were up 3% on the same quarter last year while net imports fell sharply. Magazine advertising pages were 2% below the equivalent quarter last year. Demand for coated fine paper in Western Europe continued to show healthy improvement with apparent consumption for the quarter 6% above the equivalent quarter last year and total shipments by European manufacturers were up 8% on the prior year.

Prices in both major markets remained at cyclical lows in the quarter. Tightening supply conditions only presented the opportunity to announce price increases for implementation after the end of the reporting period.

Against this background, Sappi's earnings and headline earnings per share were 10 US cents compared to 25 US cents a year earlier and a loss in the December quarter, after charges related to a machine closure and additional maintenance shut costs.

We maintain our focus on costs, which were generally well managed in local currency terms in the quarter. Costs of wood and energy remain high in North America. Selling, General and Administrative costs fell from the prior quarter but were US$24 million higher than last year primarily due to currency (US$10 million) and the US$10 million credit relating to retirement costs reported last year. The favourable impact of applying the Agriculture Accounting Standard - AC137 (IAS41) in the quarter compared to applying our previous accounting policy was US$7 million after tax.

Net finance costs at US$26 million were US$2 million below the December quarter.

Taxation for the quarter was at an effective rate of 23%, which is higher than the expected rate for the full year.


2  2004 second quarter

-------------------------------------------------------------------------------
CASH FLOW
-------------------------------------------------------------------------------

Cash generated by operations increased strongly compared to the December quarter to US$184 million, a similar level to last year.

Working capital increased by US$31 million mainly as a result of higher inventories.

Capital expenditure for the quarter was US$84 million, similar to the first quarter and approximately 82% of depreciation.

The annual dividend payment of US$66 million was paid in January 2004 and a pension funding payment of US$19 million was also made in the quarter.

                                                         2004 second quarter  3

-------------------------------------------------------------------------------
OPERATING REVIEW FOR THE QUARTER
-------------------------------------------------------------------------------

SAPPI FINE PAPER

-----------------------------------------------------------------------------------------------------------
                                               Quarter ended       Quarter ended
                                                  March 2004          March 2003                    %
                                                 US$ million         US$ million               change
-----------------------------------------------------------------------------------------------------------
Sales                                                    967                 904                  7.0
-----------------------------------------------------------------------------------------------------------
Operating profit                                          10                  72                (86.1)
-----------------------------------------------------------------------------------------------------------
Operating profit to sales (%)                            1.0                 8.0                    -
-----------------------------------------------------------------------------------------------------------


Sappi Fine Paper volumes and average prices in Dollar terms both increased; however, low prices in local currencies and increases in pulp, wood and energy costs continue to squeeze our margins.

Demand in Europe and South Africa remains good and we are seeing signs of a pick up, in domestic volumes, in North America.

EUROPE

----------------------------------------------------------------------------------------------------------
                                         Quarter ended  Quarter ended
                                            March 2004     March 2003      % change         % change
                                           US$ million    US$ million           (US$)         (Euros)
----------------------------------------------------------------------------------------------------------
Sales                                              556            503           10.5           ( 5.5)
----------------------------------------------------------------------------------------------------------
Operating profit                                    27             42          (35.7)          (45.0)
----------------------------------------------------------------------------------------------------------
Operating profit to sales (%)                      4.9            8.3              -               -
----------------------------------------------------------------------------------------------------------

Our sales volume has continued to grow and was 3% higher than the equivalent quarter last year and 4% above the December quarter. Domestic European sales volumes increased 6% on the prior quarter but export volumes to the US which are included in Sappi Fine Paper Europe's total volumes have declined.

Prices in European and overseas markets fell early in the quarter but stabilised in March. Average prices realised in Euros were 9% below a year earlier and slightly down on the December quarter.

During the quarter, we announced a price increase of 5% to 7% for coated fine paper which should become effective in the June quarter.


4  2004 second quarter

NORTH AMERICA

----------------------------------------------------------------------------------------------------
                                                Quarter ended    Quarter ended
                                                   March 2004       March 2003                 %
                                                  US$ million      US$ million            change
----------------------------------------------------------------------------------------------------
Sales                                                     339              338               0.3
----------------------------------------------------------------------------------------------------
Operating profit                                          (20)              20                 -
----------------------------------------------------------------------------------------------------
Operating profit to Sales (%)                            (5.9)             5.9                 -
----------------------------------------------------------------------------------------------------

Although our North American business improved on the prior quarter, it still reported an operating loss in the quarter under review.

Volumes sold were higher than the equivalent quarter last year representing some gain in share. Volumes were up 7% from the December quarter.

Prices remained at approximately the same low level as in the December quarter. As a result of improving operating rates and order backlogs, we have announced a price increase of US$50 per ton on certain coated fine paper sheets and an increase of US$60 per ton on coated fine paper web products which becomes effective in June.

Costs of wood and energy continue to impact profitability and remain at high levels. These costs were US$9 million above the same quarter last year and US$3 million higher than the prior quarter.

SOUTH AFRICA

---------------------------------------------------------------------------------------------------------
                                      Quarter ended   Quarter ended
                                         March 2004      March 2003       %  change       % change
                                        US$ million     US$ million            (US$)        (Rands)
---------------------------------------------------------------------------------------------------------
Sales                                            72              63            14.3           (6.9)
---------------------------------------------------------------------------------------------------------
Operating profit                                  3              10           (70.0)         (75.6)
---------------------------------------------------------------------------------------------------------
Operating profit to Sales (%)                   4.2            15.9               -              -
---------------------------------------------------------------------------------------------------------


                                                         2004 second quarter  5

The performance of our South African fine paper business was affected by low prices resulting from increased competition and the strong Rand. There are some signs that growing demand in Asia will absorb greater volumes and therefore reduce import pressure.

SAPPI FOREST PRODUCTS

-------------------------------------------------------------------------------------------------------
                                      Quarter ended   Quarter ended
                                         March 2004      March 2003      % change      % change
                                        US$ million    US$ million          (US$)      (Rands)
-------------------------------------------------------------------------------------------------------
Sales                                           218             191          14.1          (7.0)
-------------------------------------------------------------------------------------------------------
Operating profit                                 48              33          45.5          18.5
-------------------------------------------------------------------------------------------------------
Operating profit to Sales (%)                  22.0            17.3             -             -
-------------------------------------------------------------------------------------------------------

Demand for our pulp and packaging paper was firm during the quarter. Our paper exports were lower as a result of the strong Rand and newsprint sales were lower as customers adjusted inventories.

Demand for dissolving pulp produced by our Saiccor mill remains strong. Saiccor has a world-class cost position and is taking a number of steps to increase capacity through de-bottlenecking projects. The first step, which is already underway, will increase output by 20,000 tons based on the current product mix. Further plans are being investigated to add an additional 30,000 tons of capacity.

Pulp prices have continued to increase with average NBSK prices for the quarter up US$ 35 per ton on the previous quarter and have partly offset the impact of the strong Rand on our pricing.


6  2004 second quarter

-------------------------------------------------------------------------------
OUTLOOK
-------------------------------------------------------------------------------

We are seeing signs of a turnaround in profitability for coated fine paper.

Advertising spending in Europe is growing, as is apparent consumption of coated fine paper, which bodes well for the price increases currently being introduced.

Imports of coated fine paper to the US from Asia and Europe have declined partly as a result of improved demand in those regions and partly as a result of less attractive price realisations. US domestic shipments have strengthened and order backlogs are increasing. The combination of these factors and signs of improved printer activity will support the announced price increases. However, these coated paper price increases in North America are not expected to have a major impact on our results until the fourth fiscal quarter.

Pulp prices continue to strengthen, which will support the performance of our Forest Products business.

We will have to absorb the costs of two major maintenance shuts next quarter at our Cloquet and Ngodwana mills. In addition to this, we face continued pressure from rising energy costs globally and high wood costs in North America.

Overall, market developments are encouraging and with rising price trends, we expect to see further improvement in our earnings in our third quarter compared to the second quarter.


On behalf of the Board

J C A LESLIE            D G WILSON
Director                Director                10 May 2004

SAPPI LIMITED
(Registration number 1936/008963/06)

NYSE CODE: SPP
JSE CODE: SAP
ISIN CODE: ZAE 000006284

                                                         2004 second quarter  7

-------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------


Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


8  2004 second quarter

-------------------------------------------------------------------------------
Conformed financial results for the quarter and
half-year ended March 2004
-------------------------------------------------------------------------------


                               FORM S-8 VERSION

                              [GRAPHIC OMITTED]



                                                         2004 second quarter  9





-------------------------------------------------------------------------------
GROUP INCOME STATEMENT
-------------------------------------------------------------------------------


                                                                                         REVIEWED     Reviewed
                                                      REVIEWED     Reviewed              HALF-YEAR    Half-year
                                                  QUARTER ENDED Quarter ended              ENDED        ended
                                                    MARCH 2004   March 2003              MARCH 2004   March 2003
                                                   US$ MILLION  US$ million   % change  US$ MILLION  US$ million  % change
------------------------------------------------------------------------------------------------------------------------

SALES                                                     1,185        1,095     8.2           2,305       2,114    9.0
Cost of sales                                             1,030          913                   2,025       1,760
                                                   ---------------------------------------------------------------------
Gross profit                                                155          182   (14.8)            280         354  (20.9)

Selling, general & administrative expenses                   99           75                     224         152
                                                   ---------------------------------------------------------------------
                                                             56          107                      56         202

Other income                                                  -            1                       -           1
                                                   ---------------------------------------------------------------------
OPERATING PROFIT                                             56          108   (48.1)             56         203  (72.4)
Net finance costs                                            26           32                      54          61

                                                    ------------- ------------            ------------- ----------
    Net paid                                        |        26 | |       29 |            |       52  | |     54 |
    Capitalised                                     |         - | |        - |            |       (1) | |     (1)|
    Net foreign exchange (gains) losses             |        (4)| |        3 |            |       (6) | |      8 |
    Change in fair value of financial instruments   |         4 | |        - |            |        9  | |      - |
                                                   ---------------------------------------------------------------------
PROFIT BEFORE TAX                                            30           76   (60.5)              2         142  (98.6)
Taxation - current                                           10           17                      18          31
         - deferred                                          (3)           1                     (18)          2
                                                   ---------------------------------------------------------------------
NET PROFIT                                                   23           58   (60.3)              2         109  (98.2)
                                                   =====================================================================


EARNINGS PER SHARE (US CENTS)                                10           25                       1          47

Weighted average number of shares in issue
  (millions)                                              226.1        229.4                   226.3       229.8

Diluted earnings per share (US cents)                        10           25                       1           47

Weighted average number of shares on fully
diluted basis (millions)                                  228.3        232.1                   228.4       232.5


10  2004 second quarter





-------------------------------------------------------------------------------
GROUP BALANCE SHEET
-------------------------------------------------------------------------------



                                                             REVIEWED             Audited
                                                           MARCH 2004           Sept 2003
                                                          US$ MILLION         US$ million
------------------------------------------------------------------------------------------

ASSETS

NON-CURRENT ASSETS                                               4,501               4,242

                                                          --------------            -------
   Property, plant and equipment                          |      3,679 |            | 3,554 |
   Plantations                                            |        491 |            |   432 |
   Deferred taxation                                      |         51 |            |    41 |
   Other non-current assets                               |        280 |            |   215 |
                                                          --------------            -------

CURRENT ASSETS                                                   1,373                1,575

                                                          --------------            -------
   Cash and cash equivalents                              |        332 |            |   584 |
   Trade and other receivables                            |        265 |            |   290 |
   Inventories                                            |        776 |            |   701 |
                                                          --------------           --------

                                                          ---------------------------------
TOTAL ASSETS                                                     5,874                5,817
                                                          ---------------------------------


EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY
   Ordinary shareholders' interest                               1,991                1,945

NON-CURRENT LIABILITIES                                          2,506                2,541

                                                          --------------            -------
   Interest-bearing borrowings                            |      1,652 |            | 1,742 |
   Deferred taxation                                      |        537 |            |   517 |
   Other non-current liabilities                          |        317 |            |   282 |
                                                          --------------            -------

CURRENT LIABILITIES                                              1,377                1,331

                                                          --------------            -------
   Interest-bearing borrowings and bank overdraft         |        433 |            |   333 |
   Taxation payable                                       |        85  |            |    82 |
   Other current liabilities                              |        859 |            |   916 |
                                                          --------------            -------

                                                          ---------------------------------
TOTAL EQUITY AND LIABILITIES                                     5,874                5,817
                                                          ---------------------------------


Number of shares in issue at balance sheet date (millions)       226.2                226.9


                                                       2004 second quarter  11




-------------------------------------------------------------------------------
GROUP CASH FLOW STATEMENT
-------------------------------------------------------------------------------



                                                          REVIEWED          Reviewed          REVIEWED          Reviewed
                                                     QUARTER ENDED     Quarter ended   HALF-YEAR ENDED   Half-year ended
                                                        MARCH 2004        March 2003        MARCH 2004        March 2003
                                                       US$ MILLION       US$ million       US$ MILLION       US$ million
-------------------------------------------------------------------------------------------------------------------------

CASH GENERATED BY OPERATIONS                                   184               195               290               373

Movement in working capital                                    (31)              (23)             (144)             (165)
Net finance costs                                              (26)              (31)              (52)              (61)
Taxation (paid) recovered                                       (4)               30               (19)               25
Dividends paid                                                 (66)              (65)              (66)              (65)

                                                   ----------------------------------------------------------------------
CASH RETAINED FROM OPERATING ACTIVITIES                         57               106                 9               107

Cash effects of investing activities                           (96)              (58)             (185)              (92)

                                                   ----------------------------------------------------------------------
                                                               (39)               48              (176)               15
Cash effects of financing activities                           (25)              (36)              (99)                3

                                                   ----------------------------------------------------------------------
NET MOVEMENT IN CASH AND CASH EQUIVALENTS                      (64)               12              (275)               18
                                                   ======================================================================









-------------------------------------------------------------------------------
GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                                                        REVIEWED                Reviewed
                                                                 HALF-YEAR ENDED         Half-year ended
                                                                      MARCH 2004              March 2003
                                                                     US$ MILLION             US$ million
-----------------------------------------------------------------------------------------------------------
Balance - beginning of year                                                1,958                   1,601
Change in accounting policy                                                  (13)                     (4)
                                                                ------------------------------------------
Balance - beginning of year restated                                       1,945                   1,597
Net profit                                                                     2                     109
Foreign currency translation reserve                                         128                     224
Revaluation of derivative instruments                                         (7)                    (17)
Dividends declared - US$ 0.29 (2003: US$ 0.28) per share                     (66)                    (65)
Share buybacks net of transfers to participants of the share
  purchase trust                                                             (11)                    (19)
                                                                ------------------------------------------
Balance - end of period                                                    1,991                   1,829
                                                                ==========================================



12  2004 second quarter

-------------------------------------------------------------------------------
NOTES TO THE GROUP RESULTS
-------------------------------------------------------------------------------

1. BASIS OF PREPARATION
   The annual financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. The same accounting policies have been followed as in the annual financial statements for September 2003, except for the new agriculture accounting standard - Agriculture - AC 137 (IAS 41) which became effective from the beginning of the current financial year.

   The effect on equity for the above change is reflected in the Group statement of changes in shareholders' equity. The effect on net profit for the current quarter is an increase of US$7 million, net of US$3 million tax (December 2003 quarter: increase of US$7 million, net of US$3 million tax; March 2003 quarter: minimal impact) and an increase of US$14 million, net of US$6 million tax for the half-year end (March 2003: a decrease of US$1 million, net of US$1 million tax). Where appropriate, comparative figures have been restated.

   The preliminary results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2. COMPARATIVE FIGURES
   Comparative figures have been restated to take into account the effects of the new agriculture accounting standard which became effective from the beginning of the current financial year. The effect on operating profit is the inclusion of the fair value changes in the value of plantations and the expensing of the costs incurred to establish and maintain plantations (silviculture costs) and the amortisation of interest which had been previously capitalised. Net finance costs have increased. In terms of the new accounting standard, interest is no longer capitalised to the carrying value of plantations.

   The effect on the cash flow statement is a reclassification of investments in plantations from cash utilised in investing activities to cash generated by operations. Net cash flows remain the same.

   Operating profit has been restated to take into account the requirements of circular 3/2004 issued by the South African Institute of Chartered Accountants. Previously non-trading (profit) loss items were excluded from operating profit. The impact of the inclusion is an increase in operating profit of US$1 million for the quarter and half-year ended March 2003.

   In September 2003, cash and overdraft were restated to gross up amounts previously set-off. The March 2003 cash flow statement has been restated to take the effects of this into account.


                                                        2004 second quarter  13

-------------------------------------------------------------------------------
NOTES TO GROUP RESULTS (CONTINUED)
-------------------------------------------------------------------------------


   ----------------------------------------------------------------------------------------------------------------------

                                                          REVIEWED          Reviewed          REVIEWED          Reviewed
                                                     QUARTER ENDED     Quarter ended   HALF-YEAR ENDED   Half-year ended
                                                        MARCH 2004        March 2003        MARCH 2004        March 2003
                                                       US$ MILLION       US$ million       US$ MILLION       US$ million
   ----------------------------------------------------------------------------------------------------------------------

   3.   OPERATING PROFIT

   Included in operating profit are the following non-cash items:

      Depreciation and amortisation
        Depreciation of property, plant and equipment        103                85               203               170
        Fellings*                                             13                 1                27                 9
        Other amortisation                                     1                 -                 1                 1
                                                     --------------------------------------------------------------------
                                                             117                86               231               180
                                                     --------------------------------------------------------------------

     Fair value adjustment (gains) on plantations
     (included in cost of sales)
        Changes in volume                                    (13)              (10)              (28)              (20)
        Changes in fair value                                (17)               (2)              (24)               (1)
                                                     --------------------------------------------------------------------
                                                             (30)              (12)              (52)              (21)
                                                     --------------------------------------------------------------------
   4. CAPITAL EXPENDITURE
      Property, plant and equipment                           84                62               167               100


   ----------------------------------------------------------------------------------------------------------------------
                                                                                              REVIEWED           Audited
                                                                                            MARCH 2004         Sept 2003
                                                                                           US$ MILLION       US$ million
   ----------------------------------------------------------------------------------------------------------------------
   5. CAPITAL COMMITMENTS
        Contracted but not provided                                                              101                86
        Approved but not contracted                                                              174               193

                                                     --------------------------------------------------------------------
                                                                                                 275               279
                                                     --------------------------------------------------------------------

   6. CONTINGENT LIABILITIES
        Guarantees and suretyships                                                                49                47
        Other contingent liabilities                                                              25                24

                                                     --------------------------------------------------------------------

* the amount charged against the income statement representing the standing value of the plantations harvested


14  2004 second quarter




-------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION
-------------------------------------------------------------------------------

ADDITIONAL INFORMATION

                                                               REVIEWED      Reviewed          REVIEWED        Reviewed
                                                          QUARTER ENDED Quarter ended   HALF-YEAR ENDED Half-year ended
                                                             MARCH 2004    March 2003        MARCH 2004      March 2003
                                                            US$ MILLION   US$ million       US$ MILLION     US$ million
   ---------------------------------------------------------------------------------------------------------------------

1. NET PROFIT TO EBITDA * RECONCILIATION
     Net profit                                                      23            58                 2             109
     Net finance costs                                               26            32                54              61
     Taxation - current                                              10            17                18              31
              - deferred                                             (3)            1               (18)              2
     Depreciation                                                   103            85               203             170
     Amortisation (including fellings)                               14             1                28              10

   ---------------------------------------------------------------------------------------------------------------------
     EBITDA *                                                       173           194               287             383
   ---------------------------------------------------------------------------------------------------------------------

   * Earnings before interest (net finance costs), tax, depreciation and amortisation.

     In connection with the US Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of
     Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA to exclude interest (net finance costs), taxes, depreciation and amortisation (including fellings). As a result our definition has been amended to retain other income/expenses (previously non-trading profit/loss) as part of EBITDA. The comparative information has been restated to take this into account.  The effect on EBITDA for the amended definition is an increase of US$1m for the quarter and half-
     year ended March 2003.  There was no impact on the current quarter and half-year ended March 2004.

     We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA
     GAAP.  EBITDA is not a measure of performance under SA GAAP.  EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP.
     EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results.  This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes.  Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.



15  2004 second quarter

-------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION
-------------------------------------------------------------------------------

ADDITIONAL INFORMATION (continued)


                                                       REVIEWED          Reviewed          REVIEWED          Reviewed
                                                  QUARTER ENDED     Quarter ended   HALF-YEAR ENDED   Half-year ended
                                                     MARCH 2004        March 2003        MARCH 2004        March 2003
                                                    US$ MILLION       US$ million       US$ MILLION       US$ million
----------------------------------------------------------------------------------------------------------------------

2. CALCULATION OF HEADLINE EARNINGS
   Net profit                                                23                58                 2               109
   Profit on disposal of business and
   property, plant & equipment                                -                (1)                -                (1)

   Mill closure costs                                         -                 1                 -                 1
                                                  --------------------------------------------------------------------
   Headline earnings*                                        23                58                 2               109
                                                  --------------------------------------------------------------------


   Headline earnings per share (US cents)                    10                25                 1                47

   Weighted average number of shares in issue
      (millions)                                          226.1             229.4             226.3             229.8

   Diluted headline earnings per share (US cents)            10                25                 1                47

   Weighted average number of shares on fully
      diluted basis (millions)                            228.3             232.1             228.4             232.5

* Headline earnings disclosure required by the JSE Securities Exchange South Africa.






------------------------------------------------------------------------------------------------------------------------
                                                      March         Dec           Sept         June        March
                                                       2004        2003           2003         2003        2003
------------------------------------------------------------------------------------------------------------------------
3.  EXCHANGE RATES
    Period end rate: US$1 = ZAR                      6.5738       6.7951         7.1288      7.4300       7.9550
    Average rate for the Quarter: US$1 = ZAR         6.8054       6.8569         7.3866      7.6305       8.3550
    Average rate for the YTD: US$1 = ZAR             6.8363       6.8569         8.3300      8.6173       9.0866


    Period end rate: EUR1 = US$                      1.2150       1.2410         1.1475      1.1417       1.0729
    Average rate for the Quarter: EUR1 = US$         1.2497       1.1887         1.1328      1.1236       1.0686
    Average rate for the YTD: EUR1 = US$             1.2161       1.1887         1.0804      1.0655       1.0334



    The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
    - Assets and liabilities at rates of exchange ruling at period end; and
    - Income, expenditure and cash flow items at average exchange rates.


16  2004 second quarter



-------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION
-------------------------------------------------------------------------------

REGIONAL INFORMATION
                                        REVIEWED      Reviewed                 REVIEWED         Reviewed
                                   QUARTER ENDED Quarter ended          HALF-YEAR ENDED  Half-year ended
                                      MARCH 2004    March 2003               MARCH 2004       March 2003
                                     METRIC TONS   Metric tons              METRIC TONS      Metric tons
                                         (000'S)       (000's) % change         (000'S)          (000's)    % change
-----------------------------------------------------------------------------------------------------------------------
SALES

  Fine Paper -North America                  362           343      5.5             699              711         (1.7)
              Europe                         611           592      3.2           1,199            1,117          7.3
              Southern Africa                 74            69      7.2             146              143          2.1
-----------------------------------------------------------------------------------------------------------------------
              Total                        1,047         1,004      4.3           2,044            1,971          3.7

  Forest Products-Pulp and paper operations  373           395     (5.6)            757              732          3.4
                  Forestry operations        341           309     10.4             658              607          8.4
-----------------------------------------------------------------------------------------------------------------------
  Total                                    1,761         1,708      3.1           3,459            3,310          4.5
=======================================================================================================================

                                        REVIEWED      Reviewed                 REVIEWED         Reviewed
                                   QUARTER ENDED Quarter ended          HALF-YEAR ENDED  Half-year ended
                                      MARCH 2004    March 2003               MARCH 2004       March 2003
                                     US$ MILLION   US$ million % change     US$ MILLION      US$ million    % change
-----------------------------------------------------------------------------------------------------------------------

SALES

  Fine Paper -North America                  339           338      0.3             655              707         (7.4)
              Europe                         556           503     10.5           1,074              937         14.6
              Southern Africa                 72            63     14.3             143              122         17.2
-----------------------------------------------------------------------------------------------------------------------
              Total                          967           904      7.0           1,872            1,766          6.0

  Forest Products-Pulp and paper operations  203           178     14.0             404              323         25.1
                  Forestry operations        15            13     15.4              29               25         16.0
-----------------------------------------------------------------------------------------------------------------------
  Total                                    1,185         1,095      8.2           2,305            2,114          9.0
=======================================================================================================================

OPERATING PROFIT

  Fine Paper -North America                  (20)           20        -             (74)              29            -
              Europe                          27            42    (35.7)             42               81        (48.1)
              Southern Africa                  3            10    (70.0)              8               19        (57.9)
-----------------------------------------------------------------------------------------------------------------------
              Total                           10            72    (86.1)            (24)             129            -

  Forest Products                             48            33     45.5              83               70         18.6
  Corporate                                   (2)            3        -              (3)               4            -
-----------------------------------------------------------------------------------------------------------------------
  Total                                       56           108    (48.1)             56              203        (72.4)
=======================================================================================================================





                                                       2004 second quarter  17

-------------------------------------------------------------------------------
SAPPI ORDINARY SHARES
-------------------------------------------------------------------------------



                              [GRAPHIC OMITTED]







-------------------------------------------------------------------------------
ADR PRICE (NYSE TICKER: SPP) NOTE: (1 ADR = 1 SAPPI SHARE)
-------------------------------------------------------------------------------




                              [GRAPHIC OMITTED]


















                                                       2004 second quarter  18

Transfer Secretaries:


South Aftica:           United States             United Kingdom:
Computershare Limited   ADR Depository:           Capita Registrars
70 Marshall Street      The Bank of New York      The Registry
Johannesburg 2001       Investor Relations        34 Beckenham Road
PO Box 61051            PO Box 11258              Beckenham, Kent
Marshalltown 2107       Church Street Station     BR3 4TU, DX 91750
Tel +27 (0)11 370-5000  New York, NY 10286-1258   Beckenham West
                        Tel +1 610 382 7836       Tel +44 (0)208 639-2157


                                                       2004 second quarter  19

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 21, 2004


                                        SAPPI LIMITED,

                                          by /s/ D.G. Wilson
                                             ----------------------------------
                                             Name:  D.G. Wilson
                                             Title: Executive Director: Finance